UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 20, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

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NEWS RELEASE

Release Time	IMMEDIATE

Date	20 July 2021

Release Number	09/21

BHP OPERATIONAL REVIEW FOR THE YEAR ENDED 30 JUNE 2021

Note: All guidance is subject to further potential impacts from COVID-19 during the 2022 financial year.

•

Record production was achieved at Western Australia Iron Ore (WAIO) and Goonyella. Olympic Dam achieved both the highest annual copper production since the acquisition by BHP in 2005 and the highest gold production ever for the operation. Escondida maintained average concentrator throughput at record levels despite a challenging operating environment in Chile as a result of impacts from COVID-19.

•

Petroleum production for the 2021 financial year was slightly above guidance. Full year production guidance for copper, iron ore, metallurgical coal and nickel were delivered, as was revised guidance for energy coal.

•

Full year unit cost guidance(1) expected to be achieved for WAIO, Escondida and Queensland Coal (based on exchange rates of AUD/USD 0.70 and USD/CLP 769). Petroleum unit costs are expected to be slightly better than guidance. New South Wales Energy Coal (NSWEC) unit costs are expected to be marginally above guidance.

•

During the year, we successfully achieved first production at four major development projects, all of which were delivered on or ahead of schedule and on budget. The South Flank iron ore project in Western Australia and the Ruby oil and gas project in Trinidad and Tobago both achieved first production in May 2021. The Atlantis Phase 3 petroleum project and the Spence Growth Option copper project achieved first production in the first half of the 2021 financial year.

•

In exploration, we have continued to add to our early stage options in future facing commodities throughout the year, with the signing of an agreement for a nickel exploration alliance in Canada and of a farm-in agreement for the Elliott copper project in Australia. At Oak Dam in South Australia, next stage resource definition drilling to inform future design commenced in May 2021.

•	The financial results for the second half of the 2021 financial year are expected to reflect certain items as summarised in the table on page 3.

Production	FY21 (vs FY20)	Jun Q21 (vs Mar Q21)	Jun Q21 vs Mar Q21 commentary
Petroleum (MMboe)	102.8 (6%)	27.0 6%	Increased volumes due to higher seasonal demand at Bass Strait and improved uptime at Atlantis.
Copper (kt)	1,635.7 (5%)	403.0 3%	Higher volumes as a result of the ongoing ramp up of concentrate production at Spence following first production at the Spence Growth Option in December 2020.
Iron ore (Mt)	253.5 2%	65.2 9%	Increased volumes at WAIO reflects record quarterly production at Mining Area C, which included first ore from South Flank in May 2021, and continued strong operational performance enabled by improved supply chain reliability.
Metallurgical coal (Mt)	40.6 (1%)	11.8 23%	Higher volumes at Queensland Coal reflects a strong underlying operational performance, including record quarterly production at Goonyella and BMA, following significant wet weather impacts in the prior period.
Energy coal (Mt)	19.3 (17%)	6.3 31%	Higher volumes at NSWEC due to record wash plant performance and lower strip ratios, and significant weather impacts in the prior period.
Nickel (kt)	89.0 11%	22.4 10%	Higher volumes due to planned maintenance undertaken in the prior period.

Group copper equivalent production for the 2021 financial year was broadly in line with the prior year. Group copper equivalent production for the 2022 financial year is expected to be in line with the 2021 financial year despite continued impacts from a reduction in operational workforces in our Chilean copper assets in response to COVID-19 and petroleum natural field decline.

BHP Operational Review for the year ended 30 June 2021	1

Summary

BHP Chief Executive Officer, Mike Henry:

“BHP safely delivered another year of excellent operational performance and its second consecutive financial year with zero fatalities at our operated assets. We set several production records and brought on four major projects safely, on schedule and on budget.

This strong performance is a reflection of the capability and commitment of our employees and contractors, the strength of our systems and the support of our business partners.

We achieved production records at our Western Australia Iron Ore operations and the Goonyella Riverside metallurgical coal mine in Queensland. We maintained all-time high concentrator throughput at our Escondida copper mine in Chile. Olympic Dam in South Australia had its highest annual copper production since BHP acquired the asset in 2005, and its best-ever gold production.

South Flank, the largest and one of the most technically-advanced iron ore mines in Australia, began production in May and will boost the overall quality of BHP’s iron ore product suite. In the same month, the Ruby project in Trinidad and Tobago started production. Atlantis Phase 3 in the Gulf of Mexico and the Spence expansion in Chile began production in the first half of the year.

BHP is in great shape. Our operations are performing well, we continue our track record of disciplined capital allocation, and our portfolio is positively leveraged to the megatrends of decarbonisation, electrification and population growth.”

Operational performance

Production and guidance are summarised below.

Note: All guidance is subject to further potential impacts from COVID-19 during the 2022 financial year.

Production	FY21	Jun Q21	FY21 vs FY20	Jun Q21 vs Jun Q20	Jun Q21 vs Mar Q21	FY22 guidance	FY22e vs FY21
Petroleum (MMboe)	102.8	27.0	(6%)	2%	6%	99 - 106	(4%) - 3%
Copper (kt)	1,635.7	403.0	(5%)	(3%)	3%	1,590 - 1,760	(3%) - 8%
Escondida (kt)	1,068.2	246.7	(10%)	(16%)	(1%)	1,000 - 1,080	(6%) - 1%
Pampa Norte (kt)	218.2	69.4	(10%)	27%	33%	330 - 370	51% - 70%
Olympic Dam (kt)	205.3	50.8	20%	7%	(8%)	140 - 170	(32%) - (17%)
Antamina (kt)	144.0	36.1	16%	103%	4%	120 - 140	(17%) - (3%)
Iron ore (Mt)	253.5	65.2	2%	(2%)	9%	249 - 259	(2%) - 2%
WAIO (Mt)	251.6	64.2	1%	(4%)	9%	246 - 255	(2%) - 1%
WAIO (100% basis) (Mt)	284.1	72.8	1%	(4%)	9%	278 - 288	(2%) - 1%
Samarco (Mt)	1.9	1.0	100%	100%	17%	3 - 4	55% - 106%
Metallurgical coal (Mt)	40.6	11.8	(1%)	2%	23%	39 - 44	(4%) - 8%
Queensland Coal (100% basis) (Mt)	72.5	21.1	0%	2%	22%	70 - 78	(3%) - 8%
Energy coal (Mt)(i)	19.3	6.3	(17%)	11%	31%	13 - 15	(33%) - (22%)
NSWEC (Mt)	14.3	4.5	(11%)	(8%)	51%	13 - 15	(9%) - 5%
Cerrejón (Mt)(i)	5.0	1.8	(30%)	133%	(1%)	n/a	n/a
Nickel (kt)	89.0	22.4	11%	(6%)	10%	85 - 95	(4%) - 7%

(i)

We will no longer provide production guidance for Cerrejón reflecting the announced divestment of our interest in June 2021 and volumes will be reported separately from 1 July 2021 until transaction completion.

BHP Operational Review for the year ended 30 June 2021	2

Summary of disclosures

BHP expects its financial results for the second half of the 2021 financial year to reflect certain items as summarised in the table below. The table does not provide a comprehensive list of all items impacting the period. The financial statements are the subject of ongoing work that will not be finalised until the release of the financial results on 17 August 2021. Accordingly the information is subject to update.

Description	H2 FY21 impact US$M(i)		Classification(ii)

Unit costs for WAIO, Escondida and Queensland Coal are expected to be in line with full year guidance (at guidance exchange rates), with Escondida tracking towards the low end of guidance and WAIO tracking towards the upper end of guidance

Note: stronger Australian dollar and Chilean peso than guidance rates in the period(iii)

Operating costs
Petroleum unit costs are expected to be slightly better than full year guidance driven by higher than expected volumes			i Operating costs
NSWEC unit costs are expected to be marginally above full year guidance largely as a result of lower volumes due to significant weather impacts and an increased proportion of washed coal in response to widening price quality differentials, consistent with our strategy to focus on higher quality products			h Operating costs
Increase in closure and rehabilitation provision for closed mines (reported in group and unallocated, approximately 75 per cent of the increase) and closed sites at Petroleum and WAIO	375 – 425		h Operating costs
Business development and evaluation expense for Petroleum	90		Development and evaluation expense
Exploration expense (including petroleum and minerals exploration programs)	430		Exploration expense
Higher depreciation and amortisation mainly at Yandi (due to a decrease in life of mine) and Bass Strait (due to a decrease in estimated reserves)	450 – 500		h Depreciation, amortisation and impairments
The Group’s adjusted effective tax rate for FY21 is expected to be within the guidance range of 32 to 37 per cent			Taxation expense
Dividends paid to non-controlling interests	~1,400		h Financing cash outflow
Impairment charge related to the announced divestment of Cerrejón (after tax)	~85		h Exceptional item charge
Costs directly attributable to COVID-19 (after tax)(iv)	150 – 200		h Exceptional item charge
Financial impact on BHP Brasil of the Samarco dam failure	Refer footnote	(v)	h Exceptional item charge

(i)	Numbers are not tax effected, unless otherwise noted.
(ii)	There will be a corresponding balance sheet, cash flow and/or income statement impact as relevant.
(iii)	Average exchange rates for FY21 of AUD/USD 0.75 (guidance rate AUD/USD 0.70) and USD/CLP 746 (guidance rate USD/CLP 769).
(iv)

Relates to additional costs incurred at our operated assets for the increased provision of health and hygiene services and the impacts of maintaining social distancing requirements. For example, additional accommodation and cleaning costs at the Spence Growth Option project and additional port costs at WAIO due to quarantine restrictions.

(v)	Financial impact is the subject of ongoing work and is not yet finalised.

Major development projects

During the year, we successfully achieved first production at four major development projects, all of which were delivered on or ahead of schedule and on budget.

The Atlantis Phase 3 petroleum project and the Spence Growth Option copper project achieved first production in the first half of the 2021 financial year.

During the June 2021 quarter, the South Flank iron ore sustaining project in Western Australia and the Ruby oil and gas project in Trinidad and Tobago achieved first production. Given this, South Flank and Ruby project progress will not be reported in future Operational Reviews.

At the end of the 2021 financial year, BHP had two major projects under development in petroleum (Mad Dog Phase 2) and potash (Jansen mine shafts), with both of these tracking to plan.

The Jansen Stage 1 project in Canada remains on track for a go or no-go decision in the next two months.

BHP Operational Review for the year ended 30 June 2021	3

Corporate update

On 28 June 2021, BHP announced that it had signed a Sale and Purchase Agreement with Glencore to divest its 33.3 per cent interest in Cerrejón, a non-operated energy coal joint venture in Colombia, for US$294 million cash consideration. Subject to the satisfaction of customary competition and regulatory requirements, we expect completion to occur in the second half of the 2022 financial year. The transaction has an effective economic date of 31 December 2020. The purchase price is subject to adjustments at transaction completion, including for any dividends paid by Cerrejón to BHP during the period from signing to completion. A further impairment charge related to Cerrejón of approximately US$85 million post tax will be recognised as an exceptional item in the financial results for the second half of the 2021 financial year. For the 2021 financial year, BHP will continue to report Cerrejón, including the impairment charge, in its Income Statement within profit/(loss) from equity accounted investments. It will continue to be reported within our Coal segment and asset tables. On the Balance Sheet, it will be reclassified as an asset held for sale. Beyond the 2021 financial year, BHP expects the sale of Cerrejón to complete with no net impact on BHP’s Income Statement and, as a result, we would no longer report it in our Coal segment or asset tables.

The broader carrying value assessment of the Group’s assets is ongoing with a particular focus on Jansen and NSWEC, and will be finalised in conjunction with the release of the financial results on 17 August 2021.

On 9 April 2021, Samarco announced that it filed for judicial reorganisation (JR) with the Commercial Courts of Belo Horizonte, State of Minas Gerais, Brazil (JR Court). On 12 April 2021, the JR Court accepted the case and appointed four judicial administrators. On 5 July 2021, the judicial administrators filed a revised list of creditors with the JR Court, which kept shareholders’ claims as listed by Samarco, with the Renova Foundation not listed as a creditor. This excludes the Renova Foundation’s funding and programs from the JR. The revised list of creditors is not final as it is still open to discussion before the JR court. The JR is a means for Samarco to restructure its financial debts in order to establish a sustainable independent financial position for Samarco to continue to rebuild its operations safely and meet its Renova Foundation obligations. Samarco’s filing follows unsuccessful attempts to negotiate a debt restructure with financial creditors and multiple legal actions filed by those creditors which threaten Samarco’s operations. Samarco’s operations will continue during the JR and restructure process. The JR does not affect Samarco’s obligation or commitment to make full redress for the 2015 Fundão dam failure, and it does not impact Renova Foundation’s ability to undertake that remediation and compensation.

In addition, negotiations are ongoing with State and Federal Prosecutors and certain other Brazilian public authorities on the review of the Framework Agreement. The Framework Agreement was entered into between Samarco, Vale and BHP Brasil and the relevant Brazilian authorities in March 2016 and established Foundation Renova to develop and implement environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

We will provide an update to the ongoing potential financial impacts on BHP Brasil of the Samarco dam failure with the release of the financial results on 17 August 2021. Any financial impacts will continue to be treated as an exceptional item.

We have continued to take action to support the reduction of value chain greenhouse gas emissions. On 21 April 2021, we announced the signing of a Memorandum of Cooperation to become one of the founding members of the Maritime Decarbonisation Centre to be set up in Singapore. The Maritime Decarbonisation Centre will be a focal point for the global maritime industry’s efforts in both decarbonisation and innovation, bringing together experts and the industry, including start-ups to develop technologies and co-create innovative solutions. BHP is the only resources company that is part of the alliance.

BHP Operational Review for the year ended 30 June 2021	4

Average realised prices

The average realised prices achieved for our major commodities are summarised below.

Average realised prices(i)	Jun H21	Dec H20	FY21	FY20	FY21 vs FY20	Jun H21 vs Jun H20	Jun H21 vs Dec H20
Oil (crude and condensate) (US$/bbl)	63.05	41.40	52.56	49.53	6%	68%	52%
Natural gas (US$/Mscf)(ii)	4.86	3.83	4.34	4.04	8%	29%	27%
LNG (US$/Mscf)	7.04	4.45	5.63	7.26	(22%)	2%	58%
Copper (US$/lb)	4.34	3.32	3.81	2.50	52%	82%	31%
Iron ore (US$/wmt, FOB)	158.17	103.78	130.56	77.36	69%	106%	52%
Metallurgical coal (US$/t)	114.81	97.61	106.64	130.97	(19%)	(5%)	18%
Hard coking coal (US$/t)(iii)	118.54	106.30	112.72	143.65	(22%)	(11%)	12%
Weak coking coal (US$/t)(iii)	104.40	73.17	89.62	92.59	(3%)	24%	43%
Thermal coal (US$/t)(iv)	70.83	44.35	58.42	57.10	2%	27%	60%
Nickel metal (US$/t)	17,537	15,140	16,250	13,860	17%	41%	16%

(i)

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

(ii)	Includes internal sales.
(iii)

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

(iv)	Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

The large majority of oil sales were linked to West Texas intermediate (WTI) or Brent based indices, with differentials applied for quality, locational and transportation costs. The large majority of iron ore shipments were linked to index pricing for the month of shipment, with price differentials predominantly a reflection of market fundamentals and product quality. Iron ore sales were based on an average moisture rate of 7.3 per cent. The large majority of metallurgical coal and energy coal exports were linked to index pricing for the month of shipment or sold on the spot market at fixed or index-linked prices, with price differentials reflecting product quality. The majority of copper cathodes sales were linked to index price for quotation periods one month after month of shipment, and three to four months after month of shipment for copper concentrates sales with price differentials applied for location and treatment costs.

At 30 June 2021, the Group had 323 kt of outstanding copper sales that were revalued at a weighted average price of US$4.25 per pound. The final price of these sales will be determined in the 2022 financial year. In addition, 304 kt of copper sales from the 2020 financial year were subject to a finalisation adjustment in the current period. The provisional pricing and finalisation adjustments will increase Underlying EBITDA(2) by US$47 million in the 2021 financial year and are included in the average realised copper price in the above table.

BHP Operational Review for the year ended 30 June 2021	5

Petroleum

Production

	FY21	Jun Q21	FY21 vs FY20	Jun Q21 vs Jun Q20	Jun Q21 vs Mar Q21
Crude oil, condensate and natural gas liquids (MMboe)	46.0	12.2	(6%)	7%	5%
Natural gas (bcf)	340.6	88.6	(5%)	(1%)	7%
Total petroleum production (MMboe)	102.8	27.0	(6%)	2%	6%

Petroleum – Total petroleum production decreased by six per cent to 103 MMboe, with volumes slightly above the top end of our guidance range. Production is expected to be between 99 and 106 MMboe in the 2022 financial year, reflecting a full year of the additional 28 per cent working interest acquired in Shenzi, increased production at Shenzi from infill wells and increased volumes from Ruby following first production in May 2021, offset by natural field decline across the portfolio.

Crude oil, condensate and natural gas liquids production decreased by six per cent to 46 MMboe due to natural field decline across the portfolio, a highly active hurricane season in the Gulf of Mexico in the first half of the year and downtime at Atlantis, with tie-in activity in the first half of the year and unplanned downtime in the March 2021 quarter. These impacts were partially offset by the earlier than scheduled achievement of first production from the Atlantis Phase 3 project in July 2020 and the additional working interest acquired in Shenzi, completed on 6 November 2020.

Natural gas production decreased by five per cent to 341 bcf, reflecting planned shutdowns at Angostura related to the Ruby tie-in, lower gas demand at Bass Strait and natural field decline across the portfolio. The decline was partially offset by improved reliability at Bass Strait and higher domestic gas sales at Macedon.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Ruby (Trinidad & Tobago) 68.46% (operator)	283	H1 CY21	Five production wells tied back into existing operated processing facilities, with capacity to produce up to 16,000 gross barrels of oil per day and 80 million gross standard cubic feet of natural gas per day.	First production achieved in May 2021, ahead of schedule and on budget. The drilling and completion activities of the remaining wells will continue to be progressed as part of the planned asset activities.
Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	2,154	Mid-CY22	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	On schedule and budget. The overall project is 93% complete.

The Bass Strait West Barracouta project achieved first production in April 2021, on schedule and budget.

In May 2021, we completed a transaction with EnVen Energy Ventures, LLC to transfer our 35 per cent ownership interest in the operated Neptune field in the Gulf of Mexico.

In the June 2021 quarter, drilling commenced on the second Shenzi infill well. Drilling of the first Shenzi infill well took place in March 2021, with production expected from both infill wells in the 2022 financial year. The successful acquisition of an increased working interest in Shenzi in November 2020 realises further value from the continued Shenzi development.

The Mad Dog Phase 2 project achieved a major milestone in April 2021 as the semi-submersible floating production platform, Argos, arrived in the US from South Korea. First production from Mad Dog Phase 2 is expected in the middle of the 2022 calendar year.

Petroleum exploration

No exploration and appraisal wells were drilled during the June 2021 quarter.

In Trinidad and Tobago, the Transocean drilling rig (Development Driller III) arrived on location in our Northern licences in June 2021 and is preparing to commence drilling of two Calypso gas appraisal wells in July 2021.

Petroleum exploration expenditure for the 2021 financial year was US$322 million, of which US$296 million was expensed. Our exploration spend for the full year is lower than guidance due to changes in appraisal well phasing from the June 2021 quarter to the September 2021 quarter.

BHP Operational Review for the year ended 30 June 2021	6

Copper

Production

	FY21	Jun Q21	FY21 vs FY20	Jun Q21 vs Jun Q20	Jun Q21 vs Mar Q21
Copper (kt)	1,635.7	403.0	(5%)	(3%)	3%
Zinc (t)	145,089	35,483	64%	158%	7%
Uranium (t)	3,267	614	(11%)	(40%)	(26%)

Copper – Total copper production decreased by five per cent to 1,636 kt. Production for the 2022 financial year is expected to be between 1,590 and 1,760 kt.

For the 2021 financial year, our Chilean assets operated with a substantial reduction in their operational workforces as a result of the preventative measures we implemented to mitigate the impact of COVID-19. In the June 2021 quarter, escalating COVID-19 infections in Chile led to increased pressures on Chile’s health system, which resulted in strict quarantine measures and border restrictions. We expect the operating environment for our Chilean assets to remain challenging, with reductions in our on-site workforce forecast to continue in the 2022 financial year.

Escondida copper production decreased by 10 per cent to 1,068 kt as continued strong concentrator throughput of 371 ktpd, at record levels, was more than offset by the impact of expected lower concentrator feed grade and lower cathode production. This was slightly above the upper end of our increased guidance range as a result of improved maintenance practices and strong mine equipment performance. Concentrator throughput continued to be prioritised over cathode production in the June 2021 quarter as part of an effort to offset the impact of the reduced operational workforce. Production of between 1,000 and 1,080 kt is expected for the 2022 financial year and reflects a continuing need to catch up on mine development due to reduced material movement in the 2021 financial year, as well as uncertainty around COVID-19 impacts. Decline in the copper grade of concentrator feed in the 2022 financial year is expected to be approximately two per cent. Guidance of an annual average of 1.2 Mt of copper production over the next five years remains unchanged, with production expected to be weighted towards the latter years.

On 1 April 2021, Escondida successfully completed negotiations for a new collective agreement that applies to the Intermel Union of Operators and Maintainers, effective for 24 months from 1 April 2021. Escondida’s collective agreement with Union No1 of Operators and Maintainers expires on 1 August 2021 and negotiations commenced in June 2021.

Pampa Norte copper production decreased by 10 per cent to 218 kt largely due to a decline in stacking feed grade at Spence of 11 per cent , planned maintenance at Spence and the impact of a reduced operational workforce as a result of COVID-19 restrictions. This was slightly lower than guidance due to continued COVID-19 related impacts on the ramp-up of the Spence Growth Option (SGO). Production for the 2022 financial year is expected to increase by more than 50 per cent to between 330 and 370 kt, reflecting the continued ramp-up of SGO, partially offset by a forecast decline in stacking feed grade at Pampa Norte of approximately nine per cent. The ramp-up to full production capacity at SGO is still expected to take approximately 12 months from first production in December 2020, following which Spence is forecast to average 300 ktpa of production (including cathodes) over the first four years of operation.

On 10 June 2021, Spence successfully completed negotiations for a new collective agreement that applies to the Union of Operators and Maintainers, effective for 36 months from 1 June 2021.

On 7 June 2021, we completed negotiations for an extension of the current agreement with the Specialists and Supervisors Union of BHP Chile (comprising mainly employees from the Centre of Integrated Operations in Santiago that services Escondida and Spence), effective for 18 months from 1 June 2021.

Olympic Dam copper production increased by 20 per cent to 205 kt, the highest annual production achieved since our acquisition in 2005, reflecting improved smelter stability and strong underground mine performance. Olympic Dam also achieved record gold production of 146 koz. Commissioning of the refinery crane is now complete. Production for the 2022 financial year is expected to decrease to between 140 and 170 kt as a result of the planned major smelter maintenance campaign and subsequent ramp up planned between August 2021 and February 2022.

Antamina copper production increased 16 per cent to 144 kt and zinc production increased 64 per cent to a record 145 kt, reflecting both higher copper and zinc head grades. Copper production of between 120 and 140 kt, and zinc production of between 115 and 130 kt is expected for the 2022 financial year.

BHP Operational Review for the year ended 30 June 2021	7

Iron Ore

Production

	FY21	Jun Q21	FY21 vs FY20	Jun Q21 vs Jun Q20	Jun Q21 vs Mar Q21
Iron ore production (kt)	253,534	65,245	2%	(2%)	9%

Iron ore – Total iron ore production increased by two per cent to 254 Mt. Production of between 249 and 259 Mt is expected in the 2022 financial year.

WAIO production increased by one per cent to a record 252 Mt (284 Mt on a 100 per cent basis), reflecting record production at Jimblebar and Mining Area C, which included first ore from South Flank in May 2021. This was achieved despite significant weather impacts, temporary rail labour shortages due to COVID-19 related border restrictions and the planned Mining Area C and South Flank major tie-in activity. Strong operational performance across the supply chain reflected continued improvements in car dumper performance and reliability, and train cycle times.

Yandi resource has commenced its end-of-life ramp-down as South Flank ramps up, and is expected to continue to provide supply chain flexibility with a lower level of production to continue for a few years.

Production of between 246 and 255 Mt (278 and 288 Mt on a 100 per cent basis) is expected for the 2022 financial year as WAIO continues to focus on incremental volume growth through productivity improvements. We continue with our program to further improve port reliability and this includes a major maintenance campaign on car dumper one planned for the September 2021 quarter.

Samarco production was 1.9 Mt following the recommencement of iron ore pellet production at one concentrator in December 2020. Production of between 3 and 4 Mt (BHP share) is expected for the 2022 financial year. Production capacity of approximately 8 Mtpa (100 per cent basis) is expected to be reached in the second half of the 2022 financial year.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
South Flank (Australia) 85%	3,061	Mid-CY21	Sustaining iron ore mine to replace production from the 80 Mtpa (100 per cent basis) Yandi mine.	First production achieved in May 2021, on schedule and on budget.

South Flank will ramp up to full production capacity of 80 Mtpa (100 per cent basis) over three years. South Flank’s high quality ore will increase WAIO’s average iron ore grade from 61 to 62 per cent, and the overall proportion of lump from 25 to between 30 and 33 per cent, once fully ramped up.

BHP Operational Review for the year ended 30 June 2021	8

Coal

Production

	FY21	Jun Q21	FY21 vs FY20	Jun Q21 vs Jun Q20	Jun Q21 vs Mar Q21
Metallurgical coal (kt)	40,625	11,823	(1%)	2%	23%
Energy coal (kt)	19,290	6,276	(17%)	11%	31%

Metallurgical coal – Metallurgical coal production decreased by one per cent to 41 Mt (73 Mt on a 100 per cent basis), in line with original guidance. Production is expected to be between 39 and 44 Mt (70 and 78 Mt on a 100 per cent basis) in the 2022 financial year as we expect restrictions on coal imports into China to remain for a number of years. Production is expected to be weighted to the second half of the year due to planned wash plant maintenance in the first half of the year.

At Queensland Coal, strong underlying operational performance, including record production at Goonyella facilitated by record tonnes from Broadmeadow mine, was offset by significant wet weather impacts across most operations earlier in the year, as well as planned wash plant maintenance at Saraji and Caval Ridge in the first half of the year. At South Walker Creek, despite record stripping, production decreased as a result of higher strip ratios due to ongoing impacts from geotechnical constraints and lower yields.

Energy coal – Energy coal production decreased by 17 per cent to 19 Mt. Production is expected to decrease to between 13 and 15 Mt in the 2022 financial year, reflecting the announced divestment of our interest in Cerrejón in June 2021 and that Cerrejón volumes will now be separately reported from 1 July 2021 until transaction completion.

NSWEC production decreased by 11 per cent to 14 Mt despite increased stripping. This decrease reflects significant weather impacts and higher strip ratios, as well as lower volumes due to an increased proportion of washed coal in response to widening price quality differentials, consistent with our strategy to focus on higher quality products, and reduced port capacity following damage to a shiploader at the Newcastle port in November 2020. The shiploader is expected to be back in operation during the September 2021 quarter. Production is expected to be between 13 and 15 Mt in the 2022 financial year reflecting a continued focus on higher quality products.

Cerrejón production decreased by 30 per cent to 5 Mt mainly as a result of a 91-day strike in the first half of the year and subsequent delays to the restart of production, as well as the impact of a reduced operational workforce due to COVID-19 restrictions. On 28 June 2021, BHP announced it had signed a Sale and Purchase Agreement with Glencore to divest its 33.3 per cent interest in Cerrejón. The transaction has an effective economic date of 31 December 2020. Subject to the satisfaction of customary competition and regulatory requirements, we expect completion to occur in the second half of the 2022 financial year.

BHP Operational Review for the year ended 30 June 2021	9

Other

Nickel production

	FY21	Jun Q21	FY21 vs FY20	Jun Q21 vs Jun Q20	Jun Q21 vs Mar Q21
Nickel (kt)	89.0	22.4	11%	(6%)	10%

Nickel – Nickel West production increased by 11 per cent to 89 kt reflecting strong performance from the new mines and improved operational stability following major quadrennial maintenance shutdowns in the prior year. Production is expected to be between 85 and 95 kt in the 2022 financial year, with planned maintenance in the September 2021 quarter. First production from the Nickel Sulphate plant expected in the September 2021 quarter.

Potash – Final negotiations on the port solution are progressing. The Jansen Stage 1 project in Canada remains on track for a go or no-go decision in the next two months.

Potash project

Project and ownership	Investment US$M	Scope	Progress
Jansen Potash (Canada) 100%	2,972	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 93% complete.

Minerals exploration

Minerals exploration expenditure for the 2021 financial year was US$192 million, of which US$134 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets in Chile, Ecuador, Mexico, Peru, Canada, Australia and the south-west United States, and nickel targets are being advanced in Canada and Australia.

We have continued to add to our early stage options in future facing commodities throughout the year. We have a signed agreement for a nickel exploration alliance with Midland Exploration in Canada (August 2020) and we have exercised our option to sign a farm-in agreement with Encounter Resources for the Elliott copper project in Australia (May 2021).

Drilling for copper targets is underway in Chile, Ecuador, Peru and the United States, while further drilling is anticipated for copper and nickel in Australia during the 2021 calendar year. At Oak Dam in South Australia, next stage resource definition drilling to inform future design commenced in May 2021.

BHP Operational Review for the year ended 30 June 2021	10

Variance analysis relates to the relative performance of BHP and/or its operations during the 2021 financial year compared with the 2020 financial year, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Copper equivalent production based on 2021 financial year average realised prices.

The following footnotes apply to this Operational Review:

(1)

2021 financial year unit cost guidance: Petroleum US$11-12/boe, Escondida US$0.95-1.10/lb, WAIO US$13-14/t, Queensland Coal US$74-78/t and NSWEC US$55-59/t; based on exchange rates of AUD/USD 0.70 and USD/CLP 769.

(2)

Underlying EBITDA is used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Underlying EBITDA is earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil per day (MMbpd); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand barrels of oil equivalent per day (Mboe/d); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ourselves’ are used to refer to BHP Group Limited, BHP Group plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 29 ‘Subsidiaries’ in section 5.1 of BHP’s 30 June 2020 Annual Report and Form 20-F. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release, particularly in light of the current economic climate and significant volatility, uncertainty and disruption arising in connection with COVID-19. These forward looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

BHP Operational Review for the year ended 30 June 2021	11

Further information on BHP can be found at: bhp.com

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BHP Operational Review for the year ended 30 June 2021	12

Production summary

		Quarter ended					Year to date
	BHP interest	Jun 2020	Sep 2020	Dec 2020	Mar 2021	Jun 2021	Jun 2021	Jun 2020
Petroleum (1)
Petroleum
Production
Crude oil, condensate and NGL (Mboe)		11,355	11,507	10,729	11,601	12,205	46,042	48,863
Natural gas (bcf)		89.8	90.9	78.5	82.6	88.6	340.6	359.6

Total (Mboe)		26,322	26,657	23,812	25,368	26,972	102,809	108,796

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	228.5	236.7	236.7	202.7	195.6	871.7	925.9
Pampa Norte (4)	100.0%	—	—	0.7	5.6	21.1	27.4	—
Antamina	33.8%	17.8	34.6	38.6	34.7	36.1	144.0	124.5

Total		246.3	271.3	276.0	243.0	252.8	1,043.1	1,050.4

Cathode (kt)
Escondida (3)	57.5%	65.5	47.9	50.9	46.6	51.1	196.5	259.4
Pampa Norte (4)	100%	54.5	42.5	53.6	46.4	48.3	190.8	242.7
Olympic Dam	100%	47.6	51.5	47.6	55.4	50.8	205.3	171.6

Total		167.6	141.9	152.1	148.4	150.2	592.6	673.7

Total copper (kt)		413.9	413.2	428.1	391.4	403.0	1,635.7	1,724.1

Lead
Payable metal in concentrate (t)
Antamina	33.8%	262	690	993	468	381	2,532	1,671

Total		262	690	993	468	381	2,532	1,671

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	13,736	34,398	41,909	33,299	35,483	145,089	88,462

Total		13,736	34,398	41,909	33,299	35,483	145,089	88,462

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	43,422	42,332	47,789	37,954	38,893	166,968	177,422
Olympic Dam (refined gold)	100%	34,150	36,608	23,837	37,075	48,478	145,998	145,972

Total		77,572	78,940	71,626	75,029	87,371	312,966	323,394

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	1,599	1,580	1,627	1,318	1,234	5,759	6,413
Antamina	33.8%	626	1,326	1,767	1,463	1,409	5,965	4,116
Olympic Dam (refined silver)	100%	295	157	193	275	185	810	984

Total		2,520	3,063	3,587	3,056	2,828	12,534	11,513

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	1,016	874	945	834	614	3,267	3,678

Total		1,016	874	945	834	614	3,267	3,678

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	243	284	192	276	111	863	1,666

Total		243	284	192	276	111	863	1,666

BHP Operational Review for the year ended 30 June 2021	13

Production summary
		Quarter ended					Year to date
	BHP interest	Jun 2020	Sep 2020	Dec 2020	Mar 2021	Jun 2021	Jun 2021	Jun 2020
Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	17,110	16,410	17,637	14,614	14,560	63,221	65,641
Area C Joint Venture	85%	13,973	11,889	11,567	13,010	15,920	52,386	51,499
Yandi Joint Venture	85%	19,087	17,666	16,413	16,112	18,405	68,596	69,262
Jimblebar (6)	85%	16,559	20,075	16,740	15,241	15,337	67,393	61,754
Wheelarra	85%	—	—	—	—	—	—	3
Samarco	50%	—	—	37	878	1,023	1,938	—

Total		66,729	66,040	62,394	59,855	65,245	253,534	248,159

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	9,078	7,365	7,539	7,727	9,253	31,884	31,575
BHP Mitsui Coal (8)	80%	2,536	2,325	1,983	1,863	2,570	8,741	9,543

Total		11,614	9,690	9,522	9,590	11,823	40,625	41,118

Energy coal
Production (kt)
NSW Energy Coal	100%	4,887	3,624	3,229	2,981	4,492	14,326	16,052
Cerrejón	33.3%	767	1,038	347	1,795	1,784	4,964	7,115

Total		5,654	4,662	3,576	4,776	6,276	19,290	23,167

Other
Nickel
Saleable production (kt)
Nickel West (9)	100%	23.9	22.2	24.0	20.4	22.4	89.0	80.1

Total		23.9	22.2	24.0	20.4	22.4	89.0	80.1

Cobalt
Saleable production (t)
Nickel West	100%	312	238	236	273	241	988	775

Total		312	238	236	273	241	988	775

(1)

LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe.

(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP interest in saleable production is 80%.
(9)	Production restated to include other nickel by-products.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Operational Review for the year ended 30 June 2021	14

Production and sales report
		Quarter ended					Year to date
		Jun 2020	Sep 2020	Dec 2020	Mar 2021	Jun 2021	Jun 2021	Jun 2020
Petroleum (1)
Bass Strait
Crude oil and condensate	(Mboe)	1,231	1,305	1,003	859	1,205	4,372	4,993
NGL	(Mboe)	1,493	1,660	1,057	1,035	1,563	5,315	5,666
Natural gas	(bcf)	28.1	34.1	23.4	22.7	32.8	113.0	110.9

Total petroleum products	(Mboe)	7,408	8,648	5,960	5,677	8,235	28,520	29,149

North West Shelf
Crude oil and condensate	(Mboe)	1,260	1,215	1,180	1,183	933	4,511	5,239
NGL	(Mboe)	203	162	165	188	177	692	796
Natural gas	(bcf)	35.2	29.6	30.4	31.1	26.5	117.6	135.2

Total petroleum products	(Mboe)	7,334	6,310	6,412	6,554	5,527	24,803	28,569

Pyrenees
Crude oil and condensate	(Mboe)	971	837	826	679	690	3,032	3,801

Total petroleum products	(Mboe)	971	837	826	679	690	3,032	3,801

Other Australia (2)
Crude oil and condensate	(Mboe)	1	1	1	1	—	3	11
Natural gas	(bcf)	11.9	12.7	12.6	12.4	12.6	50.3	46.5

Total petroleum products	(Mboe)	1,987	2,118	2,101	2,068	2,100	8,387	7,770

Atlantis (3)
Crude oil and condensate	(Mboe)	2,223	2,421	2,385	2,590	3,117	10,513	11,276
NGL	(Mboe)	54	154	147	171	218	690	669
Natural gas	(bcf)	1.1	1.2	1.1	1.4	1.6	5.3	5.6

Total petroleum products	(Mboe)	2,456	2,775	2,715	2,994	3,602	12,086	12,880

Mad Dog (3)
Crude oil and condensate	(Mboe)	1,297	1,211	930	1,209	1,099	4,449	4,867
NGL	(Mboe)	33	48	38	57	77	220	189
Natural gas	(bcf)	0.3	0.2	0.1	0.2	0.2	0.7	0.9

Total petroleum products	(Mboe)	1,374	1,292	985	1,299	1,209	4,785	5,195

Shenzi (3) (4)
Crude oil and condensate	(Mboe)	1,584	1,395	1,764	2,328	2,023	7,510	6,245
NGL	(Mboe)	40	71	87	130	87	375	298
Natural gas	(bcf)	0.4	0.3	0.3	0.4	0.1	1.1	1.2

Total petroleum products	(Mboe)	1,686	1,516	1,901	2,525	2,127	8,069	6,740

Trinidad/Tobago
Crude oil and condensate	(Mboe)	72	102	96	139	236	573	510
Natural gas	(bcf)	12.8	12.8	10.5	14.4	14.7	52.4	58.9

Total petroleum products	(Mboe)	2,201	2,235	1,846	2,539	2,686	9,306	10,319

Other Americas (3) (5)
Crude oil and condensate	(Mboe)	198	212	190	187	104	693	957
NGL	(Mboe)	5	2	11	—	8	21	33
Natural gas	(bcf)	—	—	0.1	—	0.1	0.2	0.4

Total petroleum products	(Mboe)	209	214	218	187	129	748	1,059

Algeria
Crude oil and condensate	(Mboe)	690	711	849	845	668	3,073	3,313

Total petroleum products	(Mboe)	690	711	849	845	668	3,073	3,313

BHP Operational Review for the year ended 30 June 2021	15

Production and sales report

		Quarter ended					Year to date
		Jun 2020	Sep 2020	Dec 2020	Mar 2021	Jun 2021	Jun 2021	Jun 2020
Petroleum (1)
Total production
Crude oil and condensate	(Mboe)	9,527	9,410	9,224	10,020	10,075	38,729	41,212
NGL	(Mboe)	1,828	2,097	1,505	1,581	2,130	7,313	7,651
Natural gas	(bcf)	89.8	90.9	78.5	82.6	88.6	340.6	359.6

Total	(Mboe)	26,322	26,657	23,812	25,368	26,972	102,809	108,796

(1)	Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe. Negative production figures represent finalisation adjustments.
(2)	Other Australia includes Minerva and Macedon. Minerva ceased production in September 2019.
(3)	Gulf of Mexico volumes are net of royalties.
(4)	BHP completed the acquisition of an additional 28% working interest in Shenzi on 6 November 2020, taking its total working interest to 72%.
(5)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.

BHP Operational Review for the year ended 30 June 2021	16

Production and sales report

		Quarter ended					Year to date
		Jun 2020	Sep 2020	Dec 2020	Mar 2021	Jun 2021	Jun 2021	Jun 2020
Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	75,062	83,357	97,274	95,978	104,043	380,652	383,413
Sulphide ore milled	(kt)	34,755	34,733	36,303	32,654	31,903	135,593	135,810
Average concentrator head grade	(%)	0.81%	0.85%	0.83%	0.78%	0.77%	0.81%	0.84%
Production ex mill	(kt)	236.8	243.9	246.1	207.8	202.8	900.6	957.9

Production
Payable copper	(kt)	228.5	236.7	236.7	202.7	195.6	871.7	925.9
Copper cathode (EW)	(kt)	65.5	47.9	50.9	46.6	51.1	196.5	259.4
- Oxide leach	(kt)	26.8	15.3	18.0	16.1	14.5	63.9	106.3
- Sulphide leach	(kt)	38.7	32.6	32.9	30.5	36.6	132.6	153.1

Total copper	(kt)	294.0	284.6	287.6	249.3	246.7	1,068.2	1,185.3

Payable gold concentrate	(troy oz)	43,422	42,332	47,789	37,954	38,893	166,968	177,422
Payable silver concentrate	(troy koz)	1,599	1,580	1,627	1,318	1,234	5,759	6,413

Sales
Payable copper	(kt)	221.0	237.1	244.3	196.9	194.1	872.4	903.5
Copper cathode (EW)	(kt)	72.1	46.5	47.7	49.6	49.6	193.4	260.9
Payable gold concentrate	(troy oz)	43,422	42,332	47,789	37,954	38,893	166,968	177,422
Payable silver concentrate	(troy koz)	1,599	1,580	1,627	1,318	1,234	5,759	6,413

(1) Shown on a 100% basis. BHP interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	15,734	12,618	6,750	6,153	5,498	31,019	67,617
Ore milled	(kt)	4,553	4,036	3,562	3,283	3,702	14,583	18,131
Average copper grade	(%)	0.60%	0.66%	0.58%	0.58%	0.58%	0.60%	0.56%

Production
Copper cathode (EW)	(kt)	16.9	15.8	15.8	13.9	14.7	60.2	67.5

Sales
Copper cathode (EW)	(kt)	18.7	14.6	16.6	13.2	15.4	59.8	67.3

Spence
Material mined	(kt)	24,082	18,260	18,485	19,195	21,262	77,202	91,558
Ore milled (1)	(kt)	2,829	4,408	6,809	8,007	9,538	28,762	18,788
Average copper grade (2)	(%)	0.95%	1.10%	0.76%	0.62%	0.67%	0.74%	0.91%

Production
Payable copper	(kt)	—	—	0.7	5.6	21.1	27.4	—
Copper cathode (EW)	(kt)	37.6	26.7	37.8	32.5	33.6	130.6	175.2

Sales
Payable copper	(kt)	—	—	—	1.8	20.8	22.6	—
Copper cathode (EW)	(kt)	41.0	24.1	40.9	30.7	34.1	129.8	176.8

(1)

June 2021 quarter comprised of concentrator throughput of 4,929 kt and cathode throughput of 4,609 kt. June 2021 year to date comprised of concentrator throughput of 8,607 kt and cathode throughput of 20,155 kt.

(2)	June 2021 quarter weighted average of concentrate grade of 0.63% and cathode grade of 0.72%. June 2021 year to date weighted average of concentrate grade of 0.59% and cathode grade of 0.81%.

BHP Operational Review for the year ended 30 June 2021	17

Production and sales report

		Quarter ended					Year to date
		Jun 2020	Sep 2020	Dec 2020	Mar 2021	Jun 2021	Jun 2021	Jun 2020
Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	13,975	45,458	57,029	53,762	63,393	219,642	189,370
Sulphide ore milled (100%)	(kt)	6,736	13,202	14,083	12,651	13,466	53,402	46,400
Average head grades
- Copper	(%)	0.91%	0.94%	0.97%	0.94%	0.93%	0.95%	0.94%
- Zinc	(%)	1.02%	1.30%	1.30%	1.16%	1.24%	1.25%	0.92%

Production
Payable copper	(kt)	17.8	34.6	38.6	34.7	36.1	144.0	124.5
Payable zinc	(t)	13,736	34,398	41,909	33,299	35,483	145,089	88,462
Payable silver	(troy koz)	626	1,326	1,767	1,463	1,409	5,965	4,116
Payable lead	(t)	262	690	993	468	381	2,532	1,671
Payable molybdenum	(t)	243	284	192	276	111	863	1,666

Sales
Payable copper	(kt)	18.2	33.8	40.7	31.7	37.3	143.5	125.7
Payable zinc	(t)	11,680	32,769	45,109	34,141	32,044	144,063	86,691
Payable silver	(troy koz)	581	1,310	1,728	1,342	1,540	5,920	3,746
Payable lead	(t)	188	748	945	689	556	2,938	1,615
Payable molybdenum	(t)	223	392	352	192	268	1,204	1,327

Olympic Dam, Australia
Material mined (1)	(kt)	1,963	2,203	2,379	1,979	2,143	8,704	8,707
Ore milled	(kt)	2,454	2,443	2,377	2,238	2,429	9,487	8,985
Average copper grade	(%)	2.13%	2.03%	2.01%	2.02%	1.95%	2.00%	2.27%
Average uranium grade	(kg/t)	0.60	0.53	0.60	0.61	0.56	0.57	0.66

Production
Copper cathode (ER and EW)	(kt)	47.6	51.5	47.6	55.4	50.8	205.3	171.6
Payable uranium	(t)	1,016	874	945	834	614	3,267	3,678
Refined gold	(troy oz)	34,150	36,608	23,837	37,075	48,478	145,998	145,972
Refined silver	(troy koz)	295	157	193	275	185	810	984

Sales
Copper cathode (ER and EW)	(kt)	48.5	49.5	46.6	55.6	52.7	204.4	171.0
Payable uranium	(t)	1,293	859	999	779	907	3,544	3,411
Refined gold	(troy oz)	37,743	36,054	21,390	38,852	47,300	143,596	151,279
Refined silver	(troy koz)	270	222	165	242	245	874	981

(1)	Material mined refers to underground ore mined, subsequently hoisted or trucked to surface.

BHP Operational Review for the year ended 30 June 2021	18

Production and sales report

		Quarter ended					Year to date
		Jun 2020	Sep 2020	Dec 2020	Mar 2021	Jun 2021	Jun 2021	Jun 2020
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Western Australia Iron Ore, Australia
Production
Newman	(kt)	17,110	16,410	17,637	14,614	14,560	63,221	65,641
Area C Joint Venture	(kt)	13,973	11,889	11,567	13,010	15,920	52,386	51,499
Yandi Joint Venture	(kt)	19,087	17,666	16,413	16,112	18,405	68,596	69,262
Jimblebar (1)	(kt)	16,559	20,075	16,740	15,241	15,337	67,393	61,754
Wheelarra	(kt)	—	—	—	—	—	—	3

Total production	(kt)	66,729	66,040	62,357	58,977	64,222	251,596	248,159

Total production (100%)	(kt)	75,589	74,152	70,407	66,695	72,848	284,102	281,058

Sales
Lump	(kt)	17,252	17,056	16,703	15,593	16,410	65,762	63,636
Fines	(kt)	50,904	48,390	46,124	42,939	48,837	186,290	186,962

Total	(kt)	68,156	65,446	62,827	58,532	65,247	252,052	250,598

Total sales (100%)	(kt)	77,048	73,355	70,772	66,032	73,712	283,871	283,259

(1) Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil (1)
Production	(kt)	—	—	37	878	1,023	1,938	—

Sales	(kt)	—	—	—	646	1,052	1,698	—

(1)

Samarco commenced iron ore pellet production in December 2020 after meeting the licencing requirements to restart operations at the Germano complex in Minas Gerais and Ubu complex in Espírito Santo, Brazil.

BHP Operational Review for the year ended 30 June 2021	19

Production and sales report

		Quarter ended					Year to date
		Jun 2020	Sep 2020	Dec 2020	Mar 2021	Jun 2021	Jun 2021	Jun 2020
Coal
Coal production is reported on the basis of saleable product.

Queensland Coal, Australia
Production (1)
BMA
Blackwater	(kt)	1,703	1,184	1,737	1,416	1,887	6,224	5,545
Goonyella	(kt)	2,651	2,312	2,152	2,232	2,752	9,448	8,765
Peak Downs	(kt)	1,635	1,487	1,213	1,595	1,597	5,892	5,783
Saraji	(kt)	1,399	817	1,043	1,238	1,391	4,489	4,963
Daunia	(kt)	588	490	464	496	478	1,928	2,170
Caval Ridge	(kt)	1,102	1,075	930	750	1,148	3,903	4,349

Total BMA	(kt)	9,078	7,365	7,539	7,727	9,253	31,884	31,575

Total BMA (100%)	(kt)	18,156	14,730	15,078	15,454	18,506	63,768	63,150

BHP Mitsui Coal (2)
South Walker Creek	(kt)	1,264	1,238	1,118	1,031	1,500	4,887	5,415
Poitrel	(kt)	1,272	1,087	865	832	1,070	3,854	4,128

Total BHP Mitsui Coal	(kt)	2,536	2,325	1,983	1,863	2,570	8,741	9,543

Total Queensland Coal	(kt)	11,614	9,690	9,522	9,590	11,823	40,625	41,118

Total Queensland Coal (100%)	(kt)	20,692	17,055	17,061	17,317	21,076	72,509	72,693

Sales
BMA
Coking coal	(kt)	7,547	6,187	6,531	6,752	7,801	27,271	27,701
Weak coking coal	(kt)	1,040	977	936	1,038	1,069	4,020	3,289
Thermal coal	(kt)	183	58	3	206	400	667	531

Total BMA	(kt)	8,770	7,222	7,470	7,996	9,270	31,958	31,521

Total BMA (100%)	(kt)	17,540	14,444	14,940	15,992	18,540	63,916	63,041

BHP Mitsui Coal (2)
Coking coal	(kt)	778	671	604	357	535	2,167	2,782
Weak coking coal	(kt)	1,756	1,545	1,518	1,404	2,027	6,494	6,783

Total BHP Mitsui Coal	(kt)	2,534	2,216	2,122	1,761	2,562	8,661	9,565

Total Queensland Coal	(kt)	11,304	9,438	9,592	9,757	11,832	40,619	41,086

Total Queensland Coal (100%)	(kt)	20,074	16,660	17,062	17,753	21,102	72,577	72,606

(1) Production figures include some thermal coal. (2) Shown on a 100% basis. BHP interest in saleable production is 80%.
NSW Energy Coal, Australia
Production	(kt)	4,887	3,624	3,229	2,981	4,492	14,326	16,052

Sales
Export thermal coal	(kt)	4,871	3,168	3,940	2,827	4,691	14,626	15,301
Inland thermal coal (1)	(kt)	—	—	—	—	—	—	567

Total	(kt)	4,871	3,168	3,940	2,827	4,691	14,626	15,868

(1) The domestic sales contract ended in the September 2019 quarter.

Cerrejón, Colombia
Production	(kt)	767	1,038	347	1,795	1,784	4,964	7,115

Sales thermal coal - export	(kt)	1,143	994	370	1,746	1,619	4,729	7,501

BHP Operational Review for the year ended 30 June 2021	20

Production and sales report

		Quarter ended					Year to date
		Jun 2020	Sep 2020	Dec 2020	Mar 2021	Jun 2021	Jun 2021	Jun 2020
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Mt Keith
Nickel concentrate	(kt)	60.2	64.4	55.7	54.1	50.4	224.6	178.2
Average nickel grade	(%)	16.5	15.8	14.7	13.3	13.3	14.4	16.9

Leinster
Nickel concentrate	(kt)	72.0	66.2	72.8	71.5	71.4	281.9	253.6
Average nickel grade	(%)	10.2	9.0	9.5	10.2	10.5	9.8	9.7

Saleable production
Refined nickel (1) (2)	(kt)	20.5	17.3	20.4	15.2	17.1	70.0	65.6
Intermediates and nickel by-products (1) (3)	(kt)	3.4	4.9	3.6	5.2	5.3	19.0	14.5

Total nickel (1)	(kt)	23.9	22.2	24.0	20.4	22.4	89.0	80.1

Cobalt by-products	(t)	312	238	236	273	241	988	775

Sales
Refined nickel (1) (2)	(kt)	19.7	17.1	20.9	15.0	17.8	70.8	64.1
Intermediates and nickel by-products (1) (3)	(kt)	4.2	4.6	2.6	5.9	4.0	17.1	15.5

Total nickel (1)	(kt)	23.9	21.7	23.5	20.9	21.8	87.9	79.6

Cobalt by-products	(t)	312	238	237	273	241	989	787

(1)	Production and sales restated to include other nickel by-products.
(2)	High quality refined nickel metal, including briquettes and powder.
(3)	Nickel contained in matte and by-product streams.

BHP Operational Review for the year ended 30 June 2021	21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: July 20, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary